UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PRESSURE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

74112E109

(CUSIP Number)

Richard T. Schumacher

Pressure Biosciences, Inc.

217 Perry Parkway

Gaithersburg, MD 20877

(301)-208-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Steven London

Brown Rudnick Berlack Israels LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

February 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74112E109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard T. Schumacher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 637,907

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 637,907

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 637,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Pressure BioSciences, Inc., a Massachusetts corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 217 Perry Parkway, Gaithersburg, MD 20877.

Item 2.	Identity and Background

(a)-(c)     This Schedule 13D is filed by Richard T. Schumacher (the “Reporting Person”).  The Reporting Person is the President and the Chief Executive Officer of the Issuer.  The business address of the Reporting Person is 217 Perry Parkway, Gaithersburg, MD 20877.

(d)-(e)     During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

On February 11, 2005, the Issuer completed an issuer tender offer to purchase up to 5,500,000 shares of its Common Stock at a purchase price of $3.50 per share.  Based on the final count by the depositary for the tender offer, 5,210,001 shares of common stock, which includes 761,275 shares issued upon exercise of stock options, were properly tendered and not withdrawn.  The Issuer accepted for purchase all 5,210,001 shares at a purchase price of $3.50 per share in accordance with the terms of the tender offer.   The Reporting Person sold 130,000 shares of Common Stock in the tender offer. As a result of the completion of the tender offer, immediately following payment for the tendered shares, the number of issued and outstanding shares of Common Stock of the Issuer will be reduced from 6,872,915 to 2,424,189 shares of Common Stock and the Reporting Person’s beneficial ownership will increase from 10.97% to 25.0%.

The Reporting Person purchased the shares of the Common Stock reported by him in Item 5 below in connection with the founding of the Issuer and used an aggregate of approximately $2,500 of personal funds for such purchase.

Item 4.	Purpose of Transaction

This Schedule 13D is being filed in connection with the transaction described in Item 3 above, pursuant to which the Reporting Person’s beneficial ownership increased from 10.97% to 25.0% because of the reduction in the number of issued and outstanding shares of the Issuer as a result of the tender offer described in Item 3 above.  As described in Item 3 above, the Reporting Person sold 130,000 shares of Common Stock in the tender offer.  No shares of Common Stock reported in Item 5 below were acquired by the Reporting Person except as described in Item 3 above.

Item 5.	Interest in Securities of the Issuer

(a)           As of the close of business on February 11, 2005, pursuant to Rule 13d-3(d), the Reporting Person was the beneficial owner of 637,907 shares the Common Stock, representing 25.0% percent of the Issuer’s issued and outstanding shares.  One hundred thirty thousand of these shares are issuable pursuant to stock options issued to the Reporting Person.

(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 637,907 shares of Common Stock.

(c)           Except as described in Item 4 of this Schedule 13D with respect to the sale of 130,000 shares of Common Stock by the Reporting Person in the tender offer, no transactions in the shares of Common Stock were effected by the Reporting Person during the past sixty days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has pledged 637,907 shares of Common Stock to a financial institution as security for a loan to an entity controlled by him.  The loan is personally guaranteed by the Reporting Person.  The Issuer maintains a junior subordinated security interest in these pledged shares in connection with a $1 million payment made by it pursuant to a guarantee of such loan.

Except as disclosed in Item 4 above or in this Item 6, the Reporting Person does not presently have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2005
Date
/s/ Richard T. Schumacher
Signature
Richard T. Schumacher
Name/Title